                                       ----------------------------------
                                                  OMB APPROVAL
                                       ----------------------------------
                                          OMB Number:           3235-0145
                                          Expire:       December 31, 2005
                                          Estimated average burden
                                          Hours per form:              11

                                       ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                           National Quality Care, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    803659101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Jeffrey P. Berg, c/o Luce, Forward, Hamilton & Scripps LLP,
           11755 Wilshire Boulevard, Suite 1600, Los Angeles CA 90025
                                 (310) 481-5200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No.  803659101                                  Page  2 of  6  Pages
             ---------                                       ---   ---

================================================================================
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

           Matthias & Berg LLP (95-4176116)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)
           OO
--------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)     [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                               7        SOLE VOTING POWER
                                        1,356,220 (1)
          NUMBER OF       ------------------------------------------------------
           SHARES              8        SHARED VOTING POWER
        BENEFICIALLY                    0
          OWNED BY        ------------------------------------------------------
            EACH               9        SOLE DISPOSITIVE POWE
          REPORTING                     1,356,220 (1)
           PERSON         ------------------------------------------------------
            WITH               10       SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,356,220
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)     [ ]
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            8.75%

--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON (See Instructions)                     PN
================================================================================

                                  SCHEDULE 13D
  CUSIP No.  803659101                                  Page  3 of  6  Pages
             ---------                                       ---   ---
(1) The reporting person owns 72,000 shares (the "Shares") of Common Stock (as defined below) and has options (the "Options") to purchase up to 1,284,220 shares of Common Stock (the "Option Shares") at a per share price of $0.10, which options expire February 12, 2013 (the Shares, Options and the Option Shares are collectively referred to herein as the "Securities").

ITEM 1. SECURITY AND ISSUER.

       (a)                        Title of Class of Equity Securities:

                                  Common Stock, $0.01 par value
                                  ("Common Stock")

       (b)                        Name and address of Principal Executive
                                  Offices of Issuer:

                                  National Quality Care, Inc.
                                  1835 South La Cienega Boulevard, Suite 235
                                  Los Angeles, CA 90035

ITEM 2. IDENTITY AND BACKGROUND.

The name of the reporting person filing this statement is Matthias & Berg LLP, a California limited liability partnership ("M&B"). The partners of M&B are Jeffrey P. Berg and Michael R. Matthias. Prior to July 2001, M&B was engaged in the general practice of law. On July 1, 2000, M&B ceased to practice law and its partners became partners of Luce, Forward, Hamilton & Scripps LLP, a California limited liability partnership engaged in the general practice of law ("LFHS"). M&B continues to exist as a limited liability partnership, but does not engage in the practice of law.

The principal business address of the reporting person is 11755 Wilshire Boulevard, Suite 1600, Los Angeles, California 90025. The business address, present principal occupation or employment and citizenship of Messrs. Matthias and Berg, as well as the principal business and address of any corporation or other organization in which such employment is conducted, of each M&B partner are set forth in Annex A hereto and are incorporated herein by reference. During the last five years neither M&B nor Messrs. Matthias and Berg: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which, as a result of such proceeding, the reporting person or Messrs. Matthias or Berg was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In consideration for legal services rendered to the Issuer by M&B during the period commencing in 1995 and ending June 30, 2001, (i) in May, 1996, the Issuer granted to M&B options to purchase up to 174,739 shares of common stock at an exercise price of $1.00 per share (the "1996 Options"); (ii) on April 3, 1997, the Issuer granted to M&B options to purchase up to 204,922 shares of common stock at an exercise price of $1.00 per share (the "April M&B Options"); and
(iii) on December 31, 1997, the Issuer granted to M&B options to purchase up to an additional 78,500 shares of common stock of the Company at an exercise price of $1.00 per share (the "December M&B Options").

During the period commencing on June 1996 and ending on April 1997, M&B exercised its option to purchase 174,739 shares of Common Stock from the 1996 Options. During the period commencing on September 1997 and ending May 1999, M&B exercised its option to purchase 155,000 shares of Common Stock from the April M&B Options. The remaining April M&B Options and December M&B Options expired without exercise. The acquisition of the 329,739 shares were credited against the payment of outstanding legal fees in the aggregate amount of $329,739. During the period commencing January 1997 and ending May 1998, M&B sold 257,739 shares of Common Stock on the open market. On February 12, 2003, the Issuer granted to M&B the Options to purchase up to 1,284,220 shares of Common Stock at a per share price of $0.10 in consideration of legal services rendered by M&B to the Issuer prior to July, 2001, which options expire February 12, 2013. The Options may be exercised against credit for a payable of $128,422 for legal services rendered by M&B to the Issuer prior to July 2001.

                                  SCHEDULE 13D


  CUSIP No.  803659101                                  Page  4 of  6  Pages
             ---------                                       ---   ---

M&B owns the Securities, which consist of 72,000 shares of Common Stock and Options to purchase up to 1,284,220 shares of Common Stock. Except as set forth above, M&B does not have any economic interest in any shares of Common Stock. However, Jeffrey P. Berg and Michael R. Matthias and the law firm of LFHS currently act as the general legal counsel to the Issuer. Except as set forth above, to M&B's knowledge, no person listed in Annex A has an ownership interest in NQCI.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth or incorporated by reference in Item 3 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The information set forth or incorporated by reference in Items 3 and 4 is incorporated herein by reference.

                    The reporting person and the partners of the reporting person, Messrs. Matthias and Berg, beneficially own, and have sole power to vote, dispose of or direct the vote or disposition of the Securities (consisting of 72,000 issued and outstanding shares of Common Stock and Options to acquire up to 1,284,220 shares of Common Stock), or approximately 8.75% of the issued and outstanding shares of the Common Stock, based on 14,150,522 shares of Common Stock outstanding as of November 7, 2002 (as represented by the Issuer in its Form 10-QSB for the quarter ended September 30, 2002).

         (c) On February 11, 2003, the Issuer granted to M&B Options to purchase up to 1,284,220 shares of Common Stock at a per share price of $0.10 in consideration of legal services rendered by M&B prior to July, 2001, which Options expire February 12, 2013. The Options may be exercised and credited against a payable of $128,422 for legal services rendered by M&B prior to July 2001

         (d) The reporting person knows of no other person, other than Messrs. Matthias and Berg, that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e) As of the date of this Schedule 13D, the reporting person is the beneficial owner of 5% or more of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth or incorporated by reference in Items 3, 4 and 5 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Option Agreement, dated as of February 12, 2003.

                                  SCHEDULE 13D


  CUSIP No.  803659101                                  Page  5 of  6  Pages
             ---------                                       ---   ---


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:  March  5,  2003

                                   Signature:  /s/  Jeffrey  P.  Berg
                                               -------------------------

                                   Name of Reporting Person: Matthias & Berg LLP
                                   By:  Jeffrey  P.  Berg
                                   Title:  Partner



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  SCHEDULE 13D


  CUSIP No.  803659101                                  Page  6 of  6  Pages
             ---------                                       ---   ---
                                     ANNEX A
                                    ---------

         The following table sets forth the name, business address and present principal occupation or employment and citizenship of each partner of Matthias &Berg LLP.


       NAME AND TITLE:       PRESENT PRINCIPAL OCCUPATION AND NAME OF EMPLOYER,
                             CITIZENSHIP

       Jeffrey P. Berg       Partner
       Partner               Luce, Forward Hamilton & Scripps LLP
                             11755 Wilshire Boulevard, Suite 1600
                             Los Angeles, California 90025
                             U.S. citizen

       Michael R. Matthias   Partner
       Partner               Luce, Forward Hamilton & Scripps LLP
                             11755 Wilshire Boulevard, Suite 1600
                             Los Angeles, California 90025
                             U.S. citizen

EXHIBIT 1


                           NATIONAL QUALITY CARE, INC.
                       NONQUALIFIED STOCK OPTION AGREEMENT

     THIS NONQUALIFIED STOCK OPTION AGREEMENT ("Agreement") is made as of February 12, 2003, by and between NATIONAL QUALITY CARE, INC., a Delaware corporation (the "Company"), with its principal office located at 1835 South La Cienega Boulevard, Suite 235, Los Angeles, California 90035 and Matthias & Berg LLP ("Optionee").

                                  R E C I T A L
                                  -------------

     WHEREAS, in consideration for certain legal services performed by Optionee during the period commencing January 1997 and ending June 30, 2000: (i) on April 3, 1997, the board of the Company approved the issuance of options to purchase 204,922 shares of common stock at an exercise price of $1.00 per share (the "April M&B Options"); and (ii) on December 31, 1997, the board of the Company approved the issuance of options to purchase an additional 78,500 shares of common stock of the Company at an exercise price of $1.00 per share (the "December M&B Options");

     WHEREAS, M&B exercised 155,000 of the April M&B Options and permitted the remaining 49,922 April M&B Options and the December M&B Options to expire without exercise;

     WHEREAS, in connection with such services, the Company has outstanding payables due to Optionee in the approximate amount of $128,422 (the "Outstanding Payable");

     WHEREAS, in consideration for the Outstanding Payable, the Board of Directors of the Company (the "Board of Directors") has authorized, as of February 11, 2003, the granting to Optionee of a non-qualified stock option to purchase up to the number of shares of Common Stock of the Company specified in Paragraph 1 hereof, at the price specified therein, such option to be for the term and upon the terms and conditions hereinafter stated.

                                A G R E E M E N T
                                -----------------

     NOW, THEREFORE, in consideration of the premises and of the undertakings of the parties hereto contained herein, it is hereby agreed:

     1.     Number  of  Shares;  Option  Price.  Pursuant  to said action of the
            ----------------------------------
Board of Directors, the Company hereby grants to Optionee, the option ("Option") to purchase up to 1,284,220 shares ("Option Shares") of Common Stock of the Company, at the exercise price of $0.10 per share.

     2.     Term.  The  Options  shall  expire  ten  (10) years from the date of
            ----
vesting  of  the  respective  Options.

     3.     Shares  Subject  to  Exercise.  The  Options  shall  vest  and  be
            -----------------------------
exercisable  as  of  the  date  of  this  agreement.

     4.     Method and Time of Exercise.  The Option may be exercised by written
            ---------------------------
notice delivered to the Company stating the number of shares with respect to which the Option is being exercised, together with a check made payable to the Company in the amount of the purchase price of such shares plus the amount of applicable federal, state and local withholding taxes, and the written statements provided for in Paragraph 8 hereof, if required by such Paragraph 8. No fewer than 100 shares may be purchased at any one time unless the number purchased is the total number purchasable under such Option at the time. Only whole shares may be purchased.

     5.     Tax  Withholding.  As  a  condition  to exercise of this Option, the
            ----------------
Company may require the Optionee to pay over to the Company all applicable federal, state and local taxes which the Company is required to withhold with respect to the exercise of this Option. At the discretion of the Company and upon the request of the Optionee, the minimum statutory withholding tax requirements may be satisfied by the withholding of shares of Common Stock otherwise issuable to the Optionee upon the exercise of this Option.

     6.     Nontransferability.  This  Option may not be assigned or transferred
            ------------------
except, if applicable, by will or by the laws of descent and distribution, and may be exercised only by Optionee during Optionee's lifetime and after Optionee's death, by Optionee's representative or by the person entitled thereto under Optionee's will or the laws of intestate succession; provided, however, that, Optionee, with the approval of the Board of Directors, may transfer this Option, for no consideration, to or for the benefit of Optionee's Immediate Family (including, without limitation, to a trust for the benefit of members of Optionee's Immediate Family or to a partnership or limited liability company for one or more members of Optionee's Immediate Family), subject to such limits as the Board of Directors may establish, and the transferee shall remain subject to all terms and conditions applicable to the Option prior to such transfer. The foregoing right to transfer the Option shall apply to the right to consent to amendments to this Agreement and, in the discretion of the Board of Directors, shall also apply to the right to transfer ancillary rights associated with the Option. The term "Immediate Family" shall mean Optionee's spouse, parents, children, stepchildren, adoptive relationships, sisters, brothers and grandchildren (and for this purpose, shall also include Optionee). In no event shall any purported transfer be effective until such time that the Optionee shall deliver to the Company a duly completed and signed written Assignment, substantially in the form attached to this Option. The Company shall have no obligation whatever to give notice to any transferee of any matter, including without limitation early termination of any Option in accordance with the terms and conditions of this Agreement.

     7.     Optionee  Not  a  Shareholder.  Optionee  shall  have no rights as a
            -----------------------------
shareholder with respect to the Common Stock of the Company covered by the Option until the date of issuance of a stock certificate or stock certificates to it upon exercise of the Option. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificate or certificates are issued.

     8.     Restrictions  on  Sale  of  Shares.  Optionee  represents and agrees
            ----------------------------------
that,  upon  Optionee's
exercise of the Option in whole or part, unless there is in effect at that time under the Securities Act of 1933, as amended, a registration statement relating to the shares issued to it, it will acquire the shares issuable upon exercise of this Option for the purpose of investment and not with a view to their resale or further distribution, and that upon each exercise thereof Optionee will furnish to the Company a duly completed and signed written statement to such effect, satisfactory to the Company in the form and substance of the Form of Stockholders Certificate attached to this Option. Optionee agrees that any certificates issued upon exercise of this Option may bear a legend indicating that their transferability is restricted in accordance with applicable state or federal securities law. Any person or persons entitled to exercise this Option under the provisions of Paragraph 6 hereof shall, upon each exercise of the Option under circumstances in which Optionee would be required to furnish such a written statement, also furnish to the Company a duly completed and signed written statement to the same effect, satisfactory to the Company in the form and substance of the Election to Purchase attached to this Option.

     9.     Notices.  All  notices,  requests or other communications under this
            -------
Agreement shall be in writing, and shall be sent to the Parties at their mailing addresses listed in the first page of this Agreement, and shall be deemed to have been duly given on the date of service if sent by facsimile (provided a hard copy is sent in one of the manners specified below), or on the day following service if sent by overnight air courier service with next day delivery with written confirmation of delivery, or five (5) days after mailing if sent by first class, registered or certified mail, return receipt requested. Each Party is required to notify the other Parties in the above manner of any change of address.

     10.     Adjustments.  If  there  is any change in the capitalization of the
             -----------
Company affecting in any manner the number or kind of outstanding shares of Common Stock of the Company, whether by stock dividend, stock split, reclassification or recapitalization of such stock, or because the Company has merged or consolidated with one or more other corporations (and provided the Option does not thereby terminate pursuant to Section 2 hereof), then the number and kind of shares then subject to the Option and the price to be paid therefor shall be appropriately adjusted by the Board of Directors; provided, however, that in no event shall any such adjustment result in the Company's being required to sell or issue any fractional shares. Any such adjustment shall be made without change in the aggregate purchase price applicable to the unexercised portion of the Option, but with an appropriate adjustment to the price of each Share or other unit of security covered by this Option.

     11.     Cessation  of  Corporate  Existence.  Notwithstanding  any  other
             -----------------------------------
provision of this Option, upon the dissolution or liquidation of the Company, the reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or the sale of substantially all the assets of the Company or of more than 50% of the then outstanding stock of the Company to another corporation or other entity, the Option granted hereunder shall terminate; provided, however, that:
(i) each Option for which no option has been tendered by the surviving corporation in accordance with all of the terms of provision (ii) immediately below shall, within five days before the effective date of such dissolution or liquidation, merger or consolidation or sale of assets in which the Company is not the surviving corporation or sale of stock, become fully exercisable; or
(ii) in its sole and absolute discretion, the surviving corporation may, but shall not be so obligated to, tender to any Optionee, an option to purchase shares of the surviving corporation, and such new option or options shall contain such terms and provisions as shall be required substantially to preserve the rights and benefits of this Option.

     12.  Invalid Provisions.  In the event that any provision of this Agreement
          ------------------
is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability shall not be construed as rendering any other provisions contained herein invalid or unenforceable, and all such other provisions shall be given full force and effect to the same extent as though the invalid or unenforceable provision were not contained herein.

     13.  Applicable  Law.  This Agreement shall be governed by and construed in
          ---------------
accordance  with  the  laws  of  the  State  of  Delaware.

     14.  Counterparts.  This  Agreement may be executed in counterparts, all of
          ------------
which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                                              NATIONAL  QUALITY  CARE,  INC.

                                              ("Company")



                                              By:  /s/  Victor  Gura  M.D.
                                                 ------------------------------
                                                 Victor  Gura  M.D.
                                                 Chief  Executive  Officer


Social  Security  Number
or  Employer  Identification  of  Optionee
Number:  95-4176116
                                             ("Optionee")

                                             Matthias  &  Berg  LLP,
                                             a California limited liability
                                             partnership

                                             By:  /s/ Jeffrey P. Berg
                                                -------------------------------
                                                Jeffrey  P.  Berg,  Partner

                              ELECTION TO PURCHASE

     The undersigned hereby irrevocably elects to exercise ____________________ of the Options represented by this Option Agreement and to purchase the Common Shares issuable upon the exercise of the Options, and requests that Certificates for such shares be issued and delivered as follows:

ISSUE  TO:
          _____________________________________________________________
          (Name)

          _____________________________________________________________
          (Address,  Including  Zip  Code)

          _____________________________________________________________
         (Social  Security  or  Tax  Identification  Number)

DELIVER  TO:
          _____________________________________________________________

          (Name)

          at     ______________________________________________________
                (Address,  Including  Zip  Code)

     If the number of Options hereby exercised is less than all the Options represented by this Option Agreement, the undersigned requests that a new Option Agreement representing the number of full Options not exercised be issued and delivered as set forth above or otherwise as the undersigned shall direct in writing.

                            [SIGNATURE ON NEXT PAGE]

     In full payment of the purchase price with respect to the Options exercised and transfer taxes, if any, the undersigned hereby tenders payment of $_______________ by check, bank cashier's check or money order payable in United States currency to the order of the Company, or by cashless exercise, if permissible under the terms and conditions of the Option Agreement, in the manner set forth in the written statement attached hereto.



Dated:  ____________________,  ______



                                           ____________________________________
                                           Signature

                                           (Signature  must  conform  in  all
                                           respects  to  name  of  holder  as
                                           specified  in the Option Agreement)

                                           PLEASE  INSERT  SOCIAL  SECURITY OR
                                           TAX IDENTIFICATION NUMBER OF HOLDER




                                           -------------------------------------

                                   ASSIGNMENT


     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned represented by the within Option Agreement, with respect to the number of Options set forth below:


       Name of      Social Security No.                  No. of
       Assignee      or Tax I.D.            Address      Options
       ---------     ------------           -------      --------







and  does  hereby  irrevocably  constitute  and  appoint
__________________________________ Attorney, to make such transfer on the books of National Quality Care, Inc., a Delaware corporation (the "Company"), maintained for that purpose, with full power of substitution in the premises.

     The undersigned hereby represents and warrants to the Company that the Assignee is a member of the undersigned's "Immediate Family," as such term is defined in Section 6 of the Option Agreement.



Dated:  ____________________,  ______



                                        ________________________________________
                                        Signature

                                        (Signature must conform in all respects to name of Optionee as specified in the Option Agreement)

                        FORM OF STOCKHOLDER'S CERTIFICATE


     The undersigned (the "Purchaser") is exercising the options (the "Options") tendered with this certificate, and in connection with such exercise, hereby certifies to National Quality Care, Inc., a Delaware corporation (the "Company") that the Purchaser understands and agrees that:

     1. The shares of common stock of the Company (the "Common Shares") deliverable upon exercise of the Options are not registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the offering and sale of the Common Shares is intended to be exempt from registration under the Securities Act;

     2. The Common Shares to be acquired by the Purchaser pursuant to exercise of the Options are being acquired for the Purchaser's own account and without a view to the distribution of such Common Shares or any interest therein; provided that (i) this representation shall not prejudice the
          --------
Purchaser's right at all times to sell or otherwise dispose of all or any part of the Common Shares so acquired by the Purchaser pursuant to a registration under the Securities Act or an exemption from such registration available under the Securities Act and (ii) the disposition of the Purchaser's property shall be at all times within its control;

     3. The Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Common Shares, and the Purchaser is capable of bearing the economic risks of such investment and is able to bear a complete loss of its investment in the Common Shares;

     4. The Purchaser represents and agrees that the Options that the Company has made available to the Purchaser or its agents all documents and information relating to an investment in Common Shares requested by or on behalf of the Purchaser; and

     5. The Purchaser acknowledges that the offer and sale of the Common Shares has not been accomplished by the publication of any advertisement.

     6. All Common Shares issued on delivery of this certificate shall bear a legend, which the Company may affix on such certificate, in the sole judgment of the Company, in accordance with Section 8 of the Option Agreement.

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     In  witness  whereof,  the Purchaser has caused this Certificate to be duly executed  on  this  ____  day  of  ____________,  ___________.


                                               [Name  of  Purchaser]




                                                By:  __________________________
                                                Name:  ________________________
                                                Title: ________________________





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